File No. 70-9893
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
             ______________________________________

                            FORM U-1
             ______________________________________

                         AMENDMENT NO. 2

                               To

                     APPLICATION-DECLARATION

                              under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ______________________________________

Entergy  Corporation                  Entergy Arkansas, Inc.
639 Loyola Avenue                     425 West Capitol Avenue
New Orleans, Louisiana 70113          Little Rock, Arkansas  72201

Entergy Services, Inc.                Entergy Gulf States, Inc.
639 Loyola Avenue                     350 Pine Street
New Orleans, Louisiana 70113          Beaumont, Texas 77701

System Fuels, Inc.                    Entergy Louisiana, Inc.
350 Pine Street                       4809 Jefferson Highway
Beaumont, Texas 77701                 New Orleans, Louisiana  70121

System Energy Resources, Inc.         Entergy Mississippi, Inc.
1340 Echelon Parkway                  308 East Pearl Street
Jackson, Mississippi 39213            Jackson, Mississippi  39201

Entergy Operations, Inc.              Entergy New Orleans, Inc.
1340 Echelon Parkway                  1600 Perdido Building
Jackson, Mississippi 39213            New Orleans, Louisiana  70112

          (Names of companies filing this statement and
            addresses of principal executive offices)
             ______________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
             ______________________________________




                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                 for each applicant or declarant
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113


             (Name and address of agent for service)



     The Commission is also requested to send copies of any communications in connection with this matter to:

                      Mark W. Hoffman, Esq.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113


Item 1.  Description of Proposed Transactions.

      The last paragraph of Item 1, Section V of the Application-
Declaration in this File is hereby amended and restated to read as follows:

          "The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $832 million, representing approximately 25.4% of the Entergy System's consolidated retained earnings, as of June 30, 2001. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met."



Item 6.  Exhibits and Financial Statements.

a.   Exhibits:

       F-1     Opinion   of   Counsel   for   Entergy
               Corporation

       F-2     Opinion   of   Counsel   for   Entergy
               Operations, Inc.

       F-3     Opinion of Counsel for Entergy Services,
               Inc.

       F-4     Opinion  of  Counsel for  System  Fuels,
               Inc.

       F-5     Opinion  of  Counsel for  System  Energy
               Resources, Inc.

       F-6     Opinion of Counsel for Entergy Arkansas,
               Inc.

       F-7     Opinion  of  Counsel  for  Entergy  Gulf
               States, Inc.

       F-8     Opinion   of   Counsel   for   Entergy
               Louisiana, Inc. and Entergy New Orleans, Inc.

       F-9     Opinion   of   Counsel   for   Entergy
               Mississippi, Inc.

                           SIGNATURES

          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION
                              ENERGY SERVICES, INC.
                              ENTERGY ARKANSAS, INC.
                              ENTERGY GULF STATES, INC.
                              ENTERGY LOUISIANA, INC.
                              ENTERGY MISSISSIPPI, INC.
                              ENTERGY NEW ORLEANS, INC.
                              ENTERGY OPERATIONS, INC.
                              SYSTEM ENERGY RESOURCES, INC.
                              SYSTEM FUELS, INC.



                                        /s/ Steven C. McNeal
                             By          Steven C. McNeal
                                   Vice President and Treasurer

Dated:  November 27, 2001